Exhibit 99.1

Obsidian Energy Announces Termination of Agreement to Dispose of its Interest in the Peace River Oil Partnership

CALGARY, Aug. 28, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that the purchase and sale agreement providing for the sale of our 55 percent interest in the Peace River Oil Partnership (the “Partnership”) to a third party has been terminated.

In order for the sale to proceed, the consent to the transfer of our Partnership units and the transfer of operatorship of the Partnership was required, however, the consents for these transfers were not obtained and the agreement was terminated.

We intend to pursue all other viable alternatives for the disposition of our interest in the Partnership and continue to focus on our high-quality, light oil Cardium asset.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, our intention to pursue all other viable alternatives for the disposition of our interest in the Partnership and continue to focus on our high-quality, light oil Cardium asset. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, our ability to successfully dispose of our interest in the Partnership on acceptable terms. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to identify another purchaser for our interest in the Partnership and/or that we are unable to enter into an agreement to sell our interest in the Partnership on acceptable terms or at all and/or that we are unable to satisfy the conditions precedent set out in any such agreement and are therefore unable to close thereunder, and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com